Exhibit 4.14

Addendum of an Unprotected Lease Agreement dated March 27, 2014

Made and executed in Tel Aviv on the [handwritten: 25th] day of January, 2022

Between:	ISRAS INVESTMENT COMPANY LTD, Public Company Reg. No. 520017807 Of 3 Har Sinai St., Tel Aviv (Hereinafter: the “Lessor”) The first party;

And between:	PolyPid Ltd., Company No. 514105923 By its authorized signatories Of 18 HaSivim St., Petah Tikva (Hereinafter: the “Lessee”) The second party;

Whereas:	On March 27, 2014 Ogen Yielding Real Estate Ltd. (hereinafter: “Ogen”) signed a lease agreement with the Lessor (hereinafter: the “Original Agreement”) according to which the Lessee leased the Leased Premises, as defined in the Original Agreement, and addenda were signed after the signing date of the Lease Agreement;

And whereas:	In April 2021 the parties signed an addendum according to which the area of the Leased Premises in the Alon Building for the Lessee’s offices was increased (hereinafter: the “Addendum to the Alon Building Agreement”);

And whereas:	As part of restructuring procedures that were performed in the Lessor’s group an agreement was signed, according to which on October 1, 2021 the entire rights and obligations of Ogen in the Leased Premises transferred to the Lessor;

And whereas:	Ogen is the Management Company in the Project where the Leased Premises are situated, and in its capacity it handles the maintenance of the Project and the collection of the payments from Lessees, and therefore all payments that the Lessee is obligated to pay by virtue of this Addendum will be paid to Ogen and Ogen will be the party that will issue demands for payment, invoices and receipts to the Lessee.

And whereas:	After the completion of the customization works for the purpose of building the offices in the Additional Area, it was found that Additional Area A, as defined in the Addendum to the Addendum of the Alon Building Agreement, increased by 7 sq.m. gross compared to the area as stated in the Addendum and the parties wish to update the information regarding this area as said;

Therefore, it is Declared, Stipulated and Agreed between the Parties as Follows:

1.	Preamble

1.1.	The preamble hereto shall be deemed an integral part of this Addendum.

1.2.	The entire provisions set forth in the Lease Agreement shall continue to apply, mutatis mutandis, except for the following provisions in respect of which the parties agreed in the manner as stated in this Agreement hereunder.

1.3.	As regards the interpretation of the provisions set forth in this Addendum, the said provisions shall be construed as adding to the provisions set forth in the Lease Agreement and shall not derogate therefrom. Notwithstanding the said, in the event of discrepancy between the provisions set forth in the Lease Agreement and the provisions set forth in this Addendum, the provisions set forth in this Addendum shall take precedence and shall be binding.

2.	Additional Area A

The parties agree that Additional Area A, as defined in the Addendum of the Alon Building Agreement, will increase by 7 sq.m. as of November 10, 2021 and will total an area of 387 sq.m. gross and accordingly as of November 10, 2021 the entire provisions set forth in the Addendum of the Alon Building Agreement that was signed in April 2021 shall apply thereto.

And in witness hereof the parties are hereby undersigned:

[Signature and Stamp: ISRAS INVESTMENT COMPANY LTD]	[Signature and Stamp: PolyPid Ltd.] [handwritten: [Initial Signatures] 6.2.2021]
The Lessor	The Lessee